Exhibit 99

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MG.TO - Q2 2020 Magna International Inc Earnings Call EVENT DATE/TIME: AUGUST 07, 2020 / 12:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call C O R P O R A T E P A R T I C I P A N T S Donald James Walker Magna International Inc. - CEO & Director Louis Tonelli Magna International Inc. - VP of IR Seetarama Swamy Kotagiri Magna International Inc. - President and President of Magna Power & Vision Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst John Joseph Murphy BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Richard J. Hilgert Morningstar Inc., Research Division - Senior Equity Analyst and Securities Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst P R E S E N T A T I O N Operator Greetings, and welcome to the Second Quarter 2020 Results. (Operator Instructions) As a reminder, today's call is being recor ded Friday, August 7, 2020. Now I would like to turn the conference over to Louis Tonelli, Vice President, Investor Relations. Please go ahead. Louis Tonelli - Magna International Inc. - VP of IR Thanks, Tommy . Hello, everyone, and welcome to our Second Quarter 2020 Conference Call . We will have formal comments today from Don Walker, Swamy Kotagiri and Vince Galifi . Yesterday, our Board of Directors met and approved our financial results for the second quarter ended June 30 , 2020 . We issued a press release this morning for the quarter . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . As we review financial information today, please note that all figures discussed are in U . S . dollars, unless otherwise noted . We've included in the appendix reconciliations of certain key financial statement lines for Q 2 ' 20 and Q 2 2019 between reported results and results excluding unusual items . Our quarterly earnings discussion today will exclude the impact of unusual items in these periods . 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Don will comment on the restructuring actions we recorded in the second quarter . Please note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures . And now I'll pass the call over to Don . Donald James Walker - Magna International Inc . - CEO & Director Thanks, Louis . Good morning . I hope everyone is staying safe and healthy wherever you are . Before I start, I want to reiterate that the health and safety of our employees remains our top priority at Magna . We have been reintegrating employees back into our plants and offices using our protocols, assessment tools and guidance documents . It was a monumental exercise to plan, coordinate and implement the restarts . But as a company, and as an industry, I believe we responded extremely well to the challenge caused by the pandemic, including being the leader for other industries to follow, in terms of safe and successful operational restarts . During the second quarter of 2020 , our most significant markets of North America and Europe experienced year - over - year declines, both in percentage and absolute volume terms that far exceeded the worst quarters that we saw during the great financial crisis more than 10 years ago and the worst decline that I've experienced in my 40 years in the auto industry . The industry environment has been improving off these lows . Vehicle sales and production levels in our key regions were better sequentially in May and June as governments around the world started to ease lockdowns and as auto sales began to recover . The vehicle sales trend continued upward in July, and we expect a significant improvement in our sales in the first half to the second half of the year . Nevertheless, general view of the industry is that the production trend line over the next few years will be lower than previously anticipated . This prompted us to initiate and, in some cases, accelerate the timing of restructuring plans to rightsize the business to align with our updated expectations for the midterm . Across the company, we have been taking difficult but necessary actions to strengthen our business for the future . We recorded a $ 168 million charge in the second quarter substantially related to this restructuring . As expected for the second quarter, our sales reflected the severe production decline falling 58 % compared to Q 2 2019 . As a consequence, we posted our first operating loss on a normalized basis since 2009 . However, underlying the discouraging results were a few encouraging elements . Our decremental margin associated with COVID - 19 was about 22% , reflecting our efforts to reduce and defer discretionary costs . We conserved additional cash by reducing capital spending, and we expect the actions we undertook in the quarter to lead to an improved cost structure and decrementals going forward . At the same time, we continue to invest to secure our future and to ensure that we can successfully execute on all upcoming launches . While we remain in relatively uncertain times, we're confident that we have the balance sheet, the leadership and the right operating structure to allow us to remain nimble and responsive to whatever the future holds in the short and long term . Lastly, I want to comment on an important recognition from our largest customer . In late June, General Motors recognized Magna with 6 2019 Supplier of the Year awards, the most ever for a supplier in a single year . The Supplier of the Year awards recognized GM's best suppliers that consistently exceed expectations, creating outstanding value or introduce innovations to the company . Magna won supplier of the year awards across our system segments for our mirrors, driveline systems, truck frames, fascias and seating systems as well as an innovation award for our FREEFORM seat trim technology . I'm very proud of these accolades as they recognize our ability to provide solutions to the many challenges faced by our customers . With that, I'll pass the call over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc . - President and President of Magna Power & Vision Thanks, Don . Good morning, everyone . I am happy to report that we were able to achieve safe and orderly restarts in all of our operations around the world . Plant closures varied in length with most plants shut down for several weeks . Overall, the mood and morale at our plants upon return AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

to work has been positive . With respect to our restarts, capacity utilization in both China and North America are getting close to where we thought we would be at the beginning of the year in this time frame . Europe is a little behind these 2 regions, largely reflecting a softer vehicle demand environment compared to China and North America . While we have seen a number of delays and a few program cancellations from our customers, at this point, we don't expect these to have a significant impact on our business growth relative to the market over the next couple of years . One of the concerns we had a few months ago was the status of our supply base . We noted on our Q 1 call that we were working closely with our suppliers to ensure a safe and timely restart . While we continue to track a number of suppliers, we have mitigation plans in place and, to this point, have experienced no major supply base issues impacting our operations . Our operations have been able to manage the transition to a new normal . Our Smart Start Playbook has been an excellent foundation and has become standard operating procedure . The protocols put in place have been well received and adapted by our plant employees . We have been able to manage the production ramp up without significant disruption to our production efficiency . However, we are not stopping there . A team of varying backgrounds from across Magna looked ahead to develop recommendations on how operations could be adjusted to stay prepared, especially if a second wave hits or this becomes a seasonal illness . The team closely examined what may need to be done in our global operations over and above our current playbook and incorporated these into our regular operating mode and policies . We are staying prepared to keep our employees safe and protect our business . While our leadership team was addressing the short - term needs of the business, we were also looking and planning much further ahead at what our company, industry and society may need in the future . We continue to monitor ongoing trends and potential new trends, and I believe Magna has the structure, people, technology building blocks and investment strategy to remain a leader in mobility . Lastly, I want to announce that Sherif Marakby has joined Magna as Executive Vice President of Research and Development . Sherif will manage all aspects of Magna's innovation and new product development strategy and related activities . Sherif has been in automotive and technology industry for 30 years and comes to Magna from Ford Motor Company, where he held a variety of product development and engineering leadership positions . He has extensive experience in electrification, having led the Ford team in developing a battery electric vehicle and hybrid electric vehicles . Sherif also served as President and CEO of Ford Autonomous Vehicles LLC and was on the Board of Directors for Argo AI, Ford's self - driving technology partner . Additionally, he spent time with Uber as Vice President of Global Vehicle programs, leading the integration of their autonomous software into production OEM vehicles . We are very happy to have Sherif as part of our management team . I will now pass the call over to Vince . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thank you, Swamy, and good morning, everyone . I will provide a fairly high - level summary of our quarterly results today . Rather than go through a lot of detail, including on our segment results, which you can find in our MD&A and are not particularly meaningful, given the severe sales declines, I will spend some time addressing what our outlook implies about the second half of this year . As Don mentioned, we experienced a worst year - over - year decline in vehicle production that we can recall during the second quarter of 2020 . Global vehicle production declined 42 % year - over - year, but more significantly declined 70 % and 59 % in North America and Europe, respectively, our most important production markets . We estimate that COVID - 19 related shutdowns negatively impacted our second quarter results and sales, in particular, by approximately $ 5 . 5 billion and our adjusted EBIT by approximately $ 1 . 2 billion . This represents a decremental margin of approximately 22% , reflecting strong cost control across Magna's operations . We have included in our appendix a breakdown of estimated COVID - 19 related sales and decremental margins by segment . In addition, equity income was negatively impacted by the COVID - 19 related shutdowns . Our second quarter total sales were $ 4 . 3 billion, a decline of $ 5 . 8 billion or 58 % from the second quarter of 2019 . In addition to the COVID impact, our sales in the second quarter of 2020 were negatively impacted by the end of production of certain programs, currency translation, which was a $ 76 million headwind, and net customer price concessions . On an organic basis in Q 2 , our regional sales in North America, Europe and Asia each outperformed vehicle production in their respective markets . However, as a result of regional production mix, our organic sales underperformed AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

the change in global vehicle production in the quarter . Recall that we far outperformed global production in Q 1 , in part due to significantly lower production in China, where Magna is relatively less represented . On a weighted basis, our organic sales slightly outperformed global production . Adjusted EBIT decreased $ 1 . 3 billion to a loss of $ 600 million, substantially reflecting the decline in global vehicle production due to the COVID - 19 related shutdowns . Also contributed to the decline in EBIT was lower tooling contribution in the quarter compared to the second quarter of 2019 , higher engineering costs in our ADAS business, including retroactive social tax costs, net provisions for customer claims in the quarter and higher net warranty costs . These were partially offset by lower spending for electrification and autonomy as well as favorable assembly program mix and the benefit of cost - cutting initiatives in our Complete Vehicles segment . Our tax recovery was booked at 16 . 9 % income tax rate compared to 23 . 5 % on our pretax income in the second quarter of 2019 . The tax recovery was lower than our typical tax rate, primarily as a result of an increase in losses not benefited in Europe . Net loss attributable to Magna was $ 511 million compared to income of $ 509 million in Q 2 of 2019 , reflecting the lower EBIT, higher interest expense and the impact of the lower effective tax recovery rate . Diluted loss per share was $ 1 . 71 for the quarter compared to EPS of $ 1 . 59 last year . The decline reflects the lower net income and the negative impact of 7 % fewer shares outstanding . We estimate that the lower tax recovery rate cost us about $ 0 . 15 assuming a tax rate of approximately 24 . 5 % that we expected when we last provided an outlook in February . I'm now going to review our cash flows and investment activities . During the second quarter of 2020 , we used $ 1 . 2 billion in cash for operations, representing a $ 2 . 2 billion swing from the second quarter of ' 19 ; $ 1 . 2 billion of the change is a result of reduced earnings due to the lower sales ; $ 934 million is a result of an increase in noncash working capital . You may remember from the first quarter that given the COVID - related shutdowns and our corresponding sales decline, we generated cash from working capital in the quarter when we normally invest working capital through the first half of the year . We said on our Q 1 call that we expected this to reverse as we restarted production at various facilities around the world . Customer payment delays, the payout of our 2019 employee profit sharing plan, recoverable wage subsidies and a shift from a tax payable to a tax receivable balance, which all aggregated to about $ 500 million, together with the ramp up of production represented most of the change in noncash working capital in the quarter . However, we expect to recover much of our working capital investment by the end of this year . The delayed customer amounts were collected shortly after the second quarter . Investment activities amounted to $ 243 million including $ 169 million in fixed assets and $ 72 million in investments, other assets and intangible assets . Free cash flow was negative $ 1 . 5 billion in the second quarter . In addition, we returned $ 116 million to shareholders in the quarter through the payment of dividends . Despite the significant use of cash in the quarter, our balance sheet remains very strong . At the end of the second quarter, our liquidity stood at $ 4 . 1 billion, including over $ 600 million in cash . In June, we completed an offering of $ 750 million of 10 - year senior unsecured notes bearing interest at 2 . 45% . This debt raise provides additional financial flexibility at a very low rate at a time when the debt markets were highly receptive . Our adjusted debt to adjusted EBITDA at the end of the second quarter stands at 2 . 35 x . As anticipated, this is above our target range given the severe decline in EBITDA, particularly in the second quarter . We will likely stay above the target range in the short term, but expect the ratio to normalize back in the range in the second half of 2021 . Yesterday, our Board approved a second quarter dividend of $ 0 . 40 , reflecting our collective confidence in our liquidity and our future . Now let me turn to our outlook, which we reestablished this quarter . As always, our outlook is based on a set of vehicle production assumptions . Compared to other years, there is a higher degree of uncertainty surrounding future production given risk associated with consumer demand, increasing COVID - 19 infection rates, supply chain or other production challenges and other factors . If actual production varies significantly from our assumptions, our results may also vary significantly . Rather than repeat the outlook already in our press release, I will make a few observations regarding our implied second half outlook in comparison to the second half of 2019 . Vehicle production is expected to be down approximately 5 % and 10 % in our key markets of North America and Europe, respectively . Overall, we're also expecting global vehicle production down approximately 11% . We believe our expected second half stacks up well, particularly given these production declines . Our total sales range implies sales, at worst, down 9 % and, at best, up 2% . Our EBIT percentage AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

range implies an EBIT dollar range of about $ 1 . 05 billion to $ 1 . 25 billion compared to $ 1 . 15 billion in the second half of 2019 . And our free cash flow range for 2020 is between $ 200 million and $ 400 million, implying a range of $ 1 . 3 billion to $ 1 . 5 billion for the second half of 2020 compared to last year's very strong second half of $ 1 . 45 billion . Lastly, comparing this outlook to our February outlook, we now expect second half decremental margins to be under 20% . This solid outlook reflects the combined actions we are taking across our business to mitigate the impacts of the current environment we are facing . Thanks for your attention this morning . We would all be pleased to answer your questions at this time . Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) And we'll get our first question on the line from John Murphy of Bank of America Merrill Lynch. John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Thanks for the outlook, it's very helpful . And that's -- my first question, Vince is, as we look at this -- performance in the quarter, decrementals of down 22 % was impressive, but getting to just down 20 % in the second half of the year is obviously even better . I'm just curious, as you're looking at this, first, are there any actions that you think might be sticky as the world normalizes, which means maybe earnings might be a little bit better than expected as the world normalizes? And second, sort of in the same vein, as we think about incrementals on the upside over time, are they going to mirror these new decrementals, or could they potentially be higher? And how would we think about incrementals as sales and production actually start rising presumably in 2021 ? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, John, it's a really good question . It's kind of difficult to answer that in isolation . I think you got to consider a whole bunch of things . I think when you look at the restructuring actions that we took in Q 2 or commenced in Q 2 and they're going to wrap up by the time we get to the end of the year, most of them, I think what you're seeing in the second half of the year is a benefit of some of those actions already impacting positively our decremental margin . But we don't get to the true benefit of all those activities until we get into ' 21 . So we'll continue to see that fixed cost structure reduction helping us in ' 21 . I think if you look longer term and you start thinking about what happens to overall volumes and how fast do they grow and in what regions and what happens to incremental margins going forward, at some point, you're going to be approaching average margins as the business grows at a significant rate . That's why I think you can't just answer that question in isolation . You've got to look at all the factors sort of what regions are you growing? How fast are you growing? What's your absolute level of growth in sales? But I think when I -- when you look around the organization, and you think about our culture, which we don't talk a lot as much as we should, our decentralized operating system with our general managers focused on what they need to do to run our plant efficiently, what costs are required and what cost can they take out and you kind of put that all together, it makes a pretty significant difference in our overall results . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . That's helpful . And then just a second question . Don, as you look at the environment for new contracts or the bidding environment from your customers, I'm just curious what the pace of activity is as maybe normalizing is, everybody kind of working through the crisis and hopefully getting back up and running? And also thinking just about launches in the near term for stuff that's in your backlog, just curious if there's anything more disruptive than sort of 2 to 3 months delays from COVID as things were down? On the launch side, are there any sort of near - term issues or maybe even opportunities? AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Donald James Walker - Magna International Inc. - CEO & Director For the most part, people worked pretty effectively through the down period . There was some delays where you couldn't get people in for physical testing . So we're seeing a few program delays from the customers, most of them are relatively short . There's been a couple of cancellations, most of them are -- we're not talking about them, the customers can, but most of -- none in the big programs we've got . The discussions ongoing on winning new contracts had a little bit of a delay, but not particularly . So I was pleasantly surprised that we were able to keep on top of our launches . We just went through our quarterly reviews globally . Don't see any unusual spike in sort of running up against concerns on new launches . So we're in pretty good shape . Swamy, you're probably closer than I am in studying your areas . You got any other comments there? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision No, Don, I think you covered it pretty much . Small delays here and there, but nothing that I would say is material that would affect the business going forward or the launches that are ongoing right now . Donald James Walker - Magna International Inc. - CEO & Director I think the -- we talked about it in general, the move towards electrification is pretty consistent with what we saw before . I think the autonomous level 2 , level 2 . 5 continues . That's a big pull through in the market . Spending in -- on the level 3 , 4 and 5 have certainly slowed down a little bit . Everybody is trying to conserve cash . But I think the customers still have to be awarding contracts, so they can hit their launches . So no big huge delays there . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO And keep in mind, to the extent that we have content on the old program that gets extended, that really mitigates the potential loss business from launches that are delayed . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Got it . And then just lastly, real quick on acquisition opportunities . I know the balance sheet might -- the leverage might be a little bit higher than your target range . But just curious what's out there? Have there been any new opportunities that have availed themselves because of the stress and sort of what does the landscape look for you guys? And what are you looking at most specifically as to kind of go through the funnel of opportunities? Donald James Walker - Magna International Inc. - CEO & Director Well, I don't want to comment anything specifically, obviously, but the -- generally, unless there's a huge second wave that we don't anticipate, we went through our cash position, I think it would have been difficult to try and execute anything big unless it was a distressed situation during the downtime or the downturn . We're continuing to look at things more in technology areas, where we want to add some capability . We did have the ability to, we've continued to pay the dividend . We stopped the buy back, but when thinking here we should be back to a pretty healthy from a cash flow standpoint going forward . So we have the ability to move on some if we think it's correctly priced . So I don't want to comment anything specifically, but we are continuing to look at pretty carefully what technologies we want to grow in and where we want to be located around the world . Operator We'll go to our next question on the line from the line of Peter Sklar of BMO Capital Markets. AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Peter Sklar - BMO Capital Markets Equity Research - Analyst A question on the decremental margin of 22 % in the quarter . As you know, there were various government subsidy programs in regions where they subsidized wages and other programs as well . Did that -- was that a meaningful amount? And would that have had a positive impact on the decremental margin? Or were those subsidies at Magna would have received relatively minor? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Peter, it's Vince . In terms of the amount of subsidy that we booked, particularly in Canada, it's probably higher than what we were anticipating . As you know, there was some programs in Canada where we were encouraged to keep people on our payroll, even though they weren't working . So we're incurring a cost that we otherwise wouldn't and had a reimbursement from the government . So that's kind of a net 0 to us . So I think if you back all that out and you look at the benefit of the government programs on our decremental margin, it's really not significant at all . Obviously, sheer amount of recovery is larger because of, as I said, inactive employees that we brought back on payroll . But didn't really have a significant impact on overall decrementals . Recall that when you start looking at the bucket of -- I look at decremental margins from an operations standpoint, don't look at the cost of inactive labor, government support and then the other part we've got in all of that is the cost of PPE in the quarter . It's kind of hard to get an exact number . We've probably about $ 35 million of additional PPE costs in the quarter . Some are going to be obviously reoccurring with masks and sanitation fluid, part of it is onetime . But if I kind of look at that other bucket of costs, we've got pretty well net to 0 , Peter . The big change when I look at decremental margin, it's just reduced sales and reduced cost of producing those sales, including SG&A and other related costs . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And Vince, like you touched on this a little bit in a previous question . But like your decremental margin was 22 % in the quarter . But in your guidance, like you're guiding for a decremental margin of under 20% . So I'm just wondering why it's not the same on the way up as on the way down? Or I'm just seeing too precise, it's really this 22 % and 20 % are really the same thing? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think about it, Peter, as it's an improvement . You remember, last quarter, we talked about kind of for the last 9 months of the year, we thought about low 20% . I think when you look at even Q 1 and Q 2 on reduced sales and reduced EBIT, we're running about 22 % decremental . It was a little higher in Q 1 , but I think in total it's about 22% . And how we came up with that number is we looked at our outlook we gave in January, which is where we think we were going to be . And we looked at the reduced sales as a result of COVID in Q 1 and Q 2 and the lost operating income and that's 22% . When you go to the second half of the year, again, we're looking at the reduced sales compared to where our outlook was in January . So sales are down because volumes are down and EBIT is down and the decremental on that is going to be less than 20% . So if there was no change in our cost structure, that decremental would be around the 22% . Because we've taken some actions to rightsize the business, we're seeing the benefit of that by way of a reduced decremental margin . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then lastly, Vince, can you just -- based on your guidance, Magna is going to be back to profitability in the second half, generating good free cash flow . Can you comment on the NCIB and what your thinking is in terms of resuming the share buyback? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Yes, Peter . It's a topic of discussion at every Board meeting in terms of capital structure and leverage and kind of what we want to do with the balance sheet and opportunities we have and so on . From my perspective and the Board's -- and the rest of the management team's support of -- AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

I still think there's some uncertainty with respect to where volumes end up for the balance of the year . We are generating -- expect to generate some pretty significant amount of cash flow . I prefer at this point in time to kind of step back from the buyback . Let's get through this year, let's look at our business plan, where volumes sort of shake out next year . And then we can think about starting to resume the buyback in ' 21 . Now again, we might get through a quarter and things look a lot different . We might have a more positive view on things, and our actions could change . But that's our thinking at this point in time . Operator We'll get our next question on the line from James Picariello from KeyBanc. James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Just to clarify on the second half guide, which is, of course, appreciated . So the implied back half, you're looking at $ 650 million lower sales . I think the comment was just made that, that drops through at a 20% , 22 % decremental, right? So that's $ 150 million loss to EBIT for the back half, and then we get back to flat year - over - year, driven by the structural savings . Is that a fair assessment? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . So I think if you look at the slide deck that we posted, you're looking at EBIT, the mid - range of our implied outlook is the same of -- same as 2019 because our range is $ 1 . 05 billion to $ 1 . 25 billion on overall sales depending on where it could be about flat . So if you look into 2021 , and we're starting to do our business plan, what we're going to get incrementally in ' 21 is the benefit of the restructuring we're doing in 2020 . So that should be accretive . There's going to be a whole bunch of other things taking place in ' 21 . Yes, if you remember some of the things we talked about at the beginning of the year, we're focusing on underperforming operations, we're expecting some contribution from that, we're expecting some contribution from reduced engineering costs on the 3 advanced ADAS programs that we're working on and so on . So there's a lot of moving pieces into ' 21 , but certainly, the restructuring activities we're taking in 2020 will continue to benefit us in a bigger way in ' 21 . James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Got it . That's helpful . Question on Complete Vehicles . The margins are continuing to improve on down sales as there's a recovery in the back half . Should we expect margins similar to maybe the second half of ' 19 ? Or do they continue to -- at the first half run rate here? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO You know we haven't given specific guidance on segments, just given the level of more uncertainty on overall production volumes given other years . But what I can talk about on the Complete Vehicles business, if you think about the very first half of the year, there's a couple of things that have benefited us . One is we've had some favorable mix within just CV in assembly programs depending on what vehicles are being sold and trim levels . If that continues, that should be positive year - over - year . Our Magna Steyr group undertook a huge review of their overall processes and cost structure . And as a result, we're seeing the benefits of those cost - saving initiatives impacting us positively in Q 1 , but more so in Q 2 , and that's going to continue in Q 3 and Q 4 . So that's different from where we were last year . The other unusual thing with our business -- in Magna Steyr, in a lot of our programs there, we get a fixed cost recovery regardless of the level of production . So when you start thinking about incrementals and decrementals, we don't have the same level of operating leverage that we do in our production division . So that could impact ultimately where margins end up at Magna Steyr . So again, a lot of different sort of ingredients in there impacting margin . I guess a final point on Magna Steyr, if I think about the business this year and last year, on the engineering side, we've been getting a lot more work, and we've been generating some decent margins on that . And given that engineering is a bigger proportion of overall Magna Steyr because of reduced volumes, that's having a positive impact on average margins in this segment . AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Got it . Just to clarify on the restructuring efforts, $ 168 million charge in the quarter, is that something that possibly continues through the second half? Or is that a charge that reflects the entire effort, possibly, potentially? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think it's substantially all there . There's going to be some costs that are going to trickle into Q 3 and Q 4 depending on when we're going to be able to recognize them from an accounting perspective . But I'd say the bulk of it, substantially all of it has already been reflected in our accounts in Q 2 . Remember, some of that spending is not going to take place until later, but we've been able to recognize that cost in our financials for the second quarter . James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst Is there a typical return you get on your restructuring efforts in terms of savings versus costs? Is there -- typical? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO It depends what region . If you're letting some people go in certain regions, the cost of severance could be pretty significant ; in other regions, it's a little less . So there really isn't -- there's a typical probably by region, but not typical across the organization . And when we look at the restructuring, there was -- about $ 150 million of it was restructuring, the balance of it was asset impairments across a number of our operations . That $ 150 million, as we get into 2021 , should translate into about a $ 200 million annualized savings and costs on a run rate basis . So we'll pay back the restructuring costs in less than 12 months . Operator We'll go to our next question on the line from the line of Dan Levy with Crédit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst First, we know that the GM large truck program, T 1 XX is -- that's your largest platform . And if you could look at the schedules, obviously, easy comp in the fourth quarter from the strike . And they're producing everything they can . I think their volume is going to be up in excess of 30% . So to the extent that, that volume materializes, could you give us a sense of what type of incremental margin you'd see on that? Is it fair to say that, that's contributing nicely to the comments that you've given on second half decremental sub - 20 ? Donald James Walker - Magna International Inc. - CEO & Director Well, Dan, we're not going to comment on incremental margins or margins in general on any program, so we can't help you there . But you're right, in terms of sales, it's definitely strong and it's certainly contributing to what we see as the opportunity for good organic growth in the back half of the year . So it's a big program, as you said . We got about $ 2 , 100 of content on a new K 2 XX versus -- or the new GM platform versus the old one . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst And as they're going all out, is it fair to say that your, I guess, the directional, your contribution margin on that now is comparable to what you would have done in the past? Or are there any inefficiencies that they're trying to squeeze as much out of that? AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Donald James Walker - Magna International Inc. - CEO & Director Yes, we never talk about where we are, but we've done this program, a lot of content we've had in that program for several generations . So it'd be typical going forward, but I wouldn't want to comment on a particular program . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . Great . And then just a second question . A question on the broader EV landscape that we're seeing and the role of complete vehicles . And we know we're seeing some -- obviously, a lot of headlines with the EV start - ups, and there's a lot of questions of those who want to go asset light . Are you having incremental discussions across the automotive landscape being -- with established automakers or with start - ups about Complete Vehicles? And how does that vary regionally? What's the role of Complete Vehicles as this landscape is clearly shifting? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Don, if you want me to answer this, I think as a part of a normal process, we go through discussions with our various OEMs from a product landscape perspective . And as part of that, obviously, the EV discussions are there from the customers that are traditional, as you said . And because of our Magna Steyr, we do have a lot of touch points with the so - called newcomers as you talked about, which gives us also a pretty good visibility on what the other newcomers or the future is being thought about in terms of EV . From our product strategy perspective, we talked about the different building blocks and the platform strategy that we have from various subsystems of the powertrain, and we are able to address that . And as you know, the design cycles are long enough that we have a good visibility and be able to pivot as we need going forward . Donald James Walker - Magna International Inc. - CEO & Director Yes . Just a couple of additional comments . If you think about a new entrant or a new mobility player, typically, it's electric . But depending on what they're doing, they would be looking to Steyr for engineering and program management, which is a huge undertaking for anybody new in the business . And then on top of that -- and that can be anywhere globally . On top of that, if it's going to be leading to contract vehicle manufacturing, we've got a big facility in Europe . We've also had a good start - up in our joint venture we have for electric vehicles in China, and that is working well . So geographically, we'd be more likely to be able to do something from a manufacturing standpoint in China or Europe, but engineering, we can do it anywhere . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . And as we're thinking about going forward, would you expect the discussions to accelerate more with legacy OEMs that don't want to put in place the added capacity? Or is more of the incremental discussion on your end going to be with start - ups that just want to go asset light? Donald James Walker - Magna International Inc. - CEO & Director I think it's both, and it's hard to predict what's going to happen . Part of it will be dependent on what happens in vehicle volumes and what the specific car companies want to do from restructuring their capacity utilization . I think going forward, to the extent that people know what the market is going to do, they want to try and have it, so they're running their facilities pretty closely to 100 % and then utilize people like Magna Steyr for excess capacity . So it's difficult to answer that unless we had a real crystal ball to say what the volumes are . And we're also pretty careful who we take business on . There's a lot of different start - ups talking about what they're going to do and how much money they raise and a lot of people fail . So we're pretty particular in who we take business on for . But I do think mobility is something that Swamy and his team are looking at pretty carefully . And I think there's going to be different opportunities coming up with some new entrants . AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Operator We'll get our next question on the line is from Itay Michaeli from Citigroup. Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector Just want to go back to a longer - term margin question . I mean it looks like the second half guidance implies that you kind of get back to 2019 margins on still a fairly lower revenue base . And Vince, I think you mentioned additional restructuring benefits and other potential tailwinds next year . So as we think about the big picture, do you think the earnings power of the company has increased to this downturn that when and if we do get back to your prior 2022 revenue objectives, whenever that might be that the margins are going to end up being higher than what you originally thought? Donald James Walker - Magna International Inc. - CEO & Director Yes . I don't know if I -- if Vince wants to comment on it . One of the things we've been working on when we're looking at world - class manufacturing is -- I don't think we're going to be getting a lot higher margins on our traditional business, they're pretty well where they are . As we bring new technologies to market, that we can usually get higher margins, and we've been spending a lot of money in the electronics area and the powertrain area as well as a lot of other new products . That's why I'm particularly pleased to see the number of awards we won from General Motors because it's fairly representative of what we're offering to a lot of customers . It's just that they're recognizing innovation and execution . So margins can be affected by our cost of nonquality and getting a lot of non - value - added costs out of our company, and we've been working really hard on that . So there's a lot of moving pieces, but I think we are making good headway on our low - cost manufacturing initiatives . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Itay, it's Vince . I think as you -- assuming you get back up, when we get out of -- I'm assuming, but when we get back to same volumes and same sort of revenue and that will be a couple of years out, given what IHS is thinking about overall global production volumes, our mix of business, I got to believe, will be different than what we thought just in January . But I sit back and think about your question, and what I saw happen in the organization is certainly rightsizing the company for what we see in the next -- in the short and mid - term from a cost perspective . But the relentless focus on world - class manufacturing and the time that the plants were down, I think, gave us an opportunity to reflect on things a little harder and a little differently . I think there's processes and costs that we took out that probably would have come out at some point down the road, but those have been all sort of accelerated and taken out . So I think that's an incremental, but how that kind of maps up to when revenues sort of come back, again, what our mix of business is, what programs we got awarded, what new programs we're working on, I mean those all come into play, and I just don't have the visibility right now to venture out a couple of years out . Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector Now, that's very helpful . And just a quick follow - up, Vince . I mean I think you mentioned that you expect to recover most of the working capital this year . Any high - level view on what you may be able to recover in 2021 kind of unrecoverable working capital, other timing differences affecting cash flow? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Sorry, was that ' 21 or ' 20 ? Let me answer with respect to 2020 . When I looked at the investment in working capital in the second quarter, about $ 930 million, it was more than I expected . Then you start peeling back the skin on the onion to look at it, and say we've got some delayed customer payments . We got that back in July . When you think about these government grants, net basis on a P&L perspective was pretty neutral . But it's a pretty significant receivable that we've got that we should be getting that in Q 3 , Q 4 . Income taxes flipped from being a payable to a receivable . That will flip back . Remember that we also generated cash in Q 1 from working capital . It's really unusual . So that's all come back into as a use of AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

cash in the second quarter . And remember, Itay, we also had -- it was about a $ 200 million collection of receivables in Q 4 of last year that we should have got in Q 1 . So kind of think about where we end up at the end of the year . I think if we weren't thinking about that $ 200 million of cash that we collected in Q 4 versus Q 1 , I would say we'd probably recover all of it . So are we short of $ 100 million or $ 200 million of that because of the pull forward of cash into Q 4 ? Could be . But we can also get some other payments that we get in early in Q 4 of 2020 . So net, we're going to get substantially, I think, all of that back by the time we get to Q 4 of 2020 . Operator We'll get to next question on the line from the line of Rod Lache with Wolfe Research. Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst I wanted to follow up on just this significant amount of capital being raised by EV start - ups . It's something that clearly, the investment community believes that, that has implications for the competitive landscape in auto . And I'm wondering if that is actually influencing you in terms of the risk that you're willing to take with regard to some of these start - ups . Does that -- should we -- as we look at that, should we be thinking that there's greater potential for expansion in Complete Vehicles assembly in North America and at least relative to what you've done so far? Donald James Walker - Magna International Inc. - CEO & Director Well, we really haven't done much in North America so far . We have an investment, which we've talked about in Waymo, and we're doing some work with them . We've had a good relationship with them, but that's relatively low volume . It's a bit like the chicken and the egg as far as vehicle assembly work in North America . We continue to have requests or questions from potential existing customers, who want to outsource some low volume programs as well as some new start - ups . But you need a certain volume to justify the capital, even if it's a brownfield . I think if we had a sheet of paper with all the potential new entrants into the market, how many will succeed? What would the volumes be? I do think there will be some people who will be successful . Will they be then joint venture or bought by somebody else? Hard to say, I don't see a huge volume in the new entrants relative to the size of the market . But I don't know, Swamy, do you have any other thoughts? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision No, I think that you kind of addressed it, Don . I think, Rod, the EV market is kind of still evolving, just not only from the start - ups but also the architecture perspective for different OEMs . So we kind of look at the landscape and be able to evaluate . And I'm sure there are opportunities, like Don said, as we engage with our Magna Steyr and also help the product road map from the component subsystem perspective . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . And I was hoping, just, Vince, if you can clarify, you put out longer - term margins, I think, for 2022 . Let's forget about the time frame, but the margin was 7 . 6 % to 8% . Just based on the $ 200 million of additional savings, if you just divided that by the 20 % decremental margin, is it reasonable to conclude that you could achieve that same level of profitability with $ 1 billion of lower revenue? Or were you basically implying that a lot of what we're seeing right now is essentially pulled forward from your future plans? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Rod, I think when you look at some of the things that we talked about in Q 2 , part of that is a pull forward . So it would have been factored into our outlook that we gave for ' 22 back in January this year . Part of it is actually incremental activities that we undertook . Remember my comments about just give us the time to kind of reflect on what we're doing, and we're doing things a little differently that wasn't in our plan . So that will -- that is incremental to whatever we would have talked about in the past . AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . So just to kind of summarize on that point . When you provide a margin target like that, it sounds like that's kind of a floating target a bit . It's really contingent on the mix and size of the business . It's not like you're not doing the reverse exercise and saying, "Look, based on the capital we committed, we have to reach this kind of profit and find some other way to get there . " Is that fair? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO So you're talking about '22? Sorry, I just need to clarify. Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Yes. So how do we read that kind of a target? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, sorry, let's go back to when we talked about January and we pulled our guidance, obviously . But when we talked about January, it wasn't of target, Rod . It's based on our bottoms - up business plan, based on business that's been awarded -- substantially been awarded to us or a high potential that we're going to get awarded . It's based on production volume assumptions . It's based on mix . It's based on exchange rates . So even if you get to 2022 and exchange rates are different, our production is higher or lower in a particular region, our mix is a little different, that could impact our ultimate numbers . But it isn't a target . And we talked about in January, by segment, what was going to happen to margin and why it was going to happen to margin . And there was a whole bunch of reasons, Rod, depending on the business unit, why margins were going to move, part of it was underperforming operations, part of it is start - up of new business . When you think about some of the investments we're making, electrification of autonomy, as that business starts to come on, we're going to have revenue, which we -- in some cases, we don't have today, but we have cost . So that's all going to add to margin improvement . Operator We'll get our next question on the line from Chris McNally with Evercore. Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Great results, guys . Maybe the first question -- some of the questions have already been answered . If we think about some of the "problem childs" of 2019 , some of the issues you had around seating, the Innoviz contract, GETRAG in China, could you talk about maybe just a little update about how many of those have we actually cycled through the benefit? It looks like probably on PV that you've gotten some of the issues back from the Innoviz contract . But just maybe an update if there's more savings or improvements to come, particularly maybe in GETRAG in China where that's a multiyear sort of recovery? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, I think if you look at -- let's break that up . You look at some of the underperforming operations that we talked about last year, and we were on track to see some improvements . Obviously, reduced volumes from COVID - 19 is a challenge for all of our plants . But what we've seen from an operational standpoint is that in both of the operations in North America, we have continued to see improvements . I think, in one, in particular, even with lower sales, we're a little bit better than what we thought on an absolute basis . So that's a good story . I think when you look at our -- you talked about -- I think it was ADAS and electrification, our electrification spend, it's an investment because we've got programs coming in the future and platform technology and continued discussions with our customers . I mean that's just continuing to be invested and incurred for the right AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

reasons . On our ADAS business, we talked about some overspending in 2019 , kind of look at where we are for 2020 , I'd say we're probably a little bit behind where we thought we're going to be, a little bit additional cost overall . But again, as we get into ' 21 and start to ramp up, that should go away . From China and GETRAG standpoint, obviously, we've been impacted by COVID - 19 . There has been some restructuring in some of the joint ventures to take some costs out . I'd say in one particular joint venture, just probably a little bit less volumes than what we were anticipating even with the restart of overall production volumes in North America . So that's probably going to be a negative shorter - term going forward than what we had, had anticipated in the past . But overall, we're pretty well on track everywhere across the organization, if you take COVID - 19 into account . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Great . And then just a quick one on Steyr . You talked about, obviously, the benefit in Q 2 as a result of some of the cost actions you mentioned, maybe continuing, I think, into Q 3 and maybe second half . Should we start to think about this? Obviously, there's moving pieces, but as a 3 % plus sort of margin business, you've been moving in that direction for several years . I guess that's the first part . And then the second part, on the back of that EV question, I think, was asked earlier, if there were programs that had 40 , 000 , 50 , 000 of potential volumes, is that sort of the right hurdle for the kind of visibility that you need? Look, many of your programs are in that sort of area in year 1 . Just thinking about the potential to grow this business well beyond the $ 6 billion or $ 7 billion that has been historically . Donald James Walker - Magna International Inc. - CEO & Director We have an existing plant . We'll take programs that are 5 , 000 , 10 , 000 units because they'll fit in there . If you're going to looking at a justification of a new facility, you want to get up to 80 , 000 , 100 , 000 . And ideally, that's probably 3 programs at 20 , 000 , but it never comes that cleanly . So I think there's some opportunities with some new start - ups . But it really comes down to what's the vehicle? Do you need a paint shop? Is it a greenfield? Is it a brownfield? So from a margin perspective, we have Complete Vehicles manufacturing, and the margins are pretty low because we have all the bought in components . But we also have engineering . And I do think there's opportunities for good engineering contracts, especially with some of the new entrants because of the capability we've got there . So I don't want to comment on the -- whether we get to 3 % or not, but I've been very pleasantly, I wouldn't say, surprised, but it's been nice to see the efforts and the results we've been getting out of our engineering and the manufacturing initiatives in Steyr, and that's typically in the existing facility over in Europe . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . Chris, I think when you look -- sorry, just -- we're not going to give guidance and where any one of our segments, including Complete Vehicles, for this year or for the next couple of years . We'll do that again as we update our business plan in January . But in my commentary about margins, there's things that are going to move it in any one quarter . It's going to be the mix of programs within our Complete Vehicles assembly business . It's going to be, as Don talked about, the level of engineering . What, in my mind, is incremental, and we've seen the team do a really good job, is focusing on some cost - saving initiatives, and we're seeing some handsome dividends on that, and that's going to continue . That's incremental to kind of where we were thinking even a year ago . Operator We'll get to our next question on the line from Richard Hilgert with Morningstar. Richard J. Hilgert - Morningstar Inc., Research Division - Senior Equity Analyst and Securities Analyst I'd like to drill down a little bit more on the Complete Vehicles, too . We went from a 2 . 4 % adjusted EBIT last year to 4 . 7 % this year . Revenue from the segment was down almost 50% , but you went from $ 43 million to $ 44 million on the adjusted EBIT . Can you kind of characterize for me, please? You talked a little bit about the favorable mix . You talked about the fixed cost recovery . You talked about cost reduction in the group . That $ 44 AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

million on that much of a drop in revenue, can you talk a little bit about where most of that came from? Is this something that was all cost reduction driven and then partially the fixed costs? Or is it more of the fixed cost recovery that -- and the mix that drove that? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . I'd say that the biggest impact is going to be -- look through this is, you've got mix, it's probably the most significant impact on us . And that's trim levels and types of vehicles that are being produced and the amount of contribution that we have on that, I'd say, followed by some of the cost - saving initiatives . What's a little more challenging, and I've got a summary here to try to figure this all out is, the impact of some of the fixed cost arrangements that we have with our customers . So you're going to have sales coming down and you got fixed cost recoveries . So you think margin would come down, our profit would come down more than it actually has, and that's because of the support we have under those fixed cost recovery contracts . But Richard, keep in mind, when the sales start to go up, you also see the fact that you have those fixed cost recovery that you don't have that operating leverage . So those are the factors that are impacting us . And we keep on talking about is like, there's been some more engineering work that this group has been doing and particularly over the first half of this year . Our engineers, by big part, have been working from home, and we've seen some efficiencies as a result of that . So that's all contributed to the growth in profitability and growth in margin percent in Magna Steyr in Q 2 of ' 20 versus Q 2 of 2019 . Richard J. Hilgert - Morningstar Inc., Research Division - Senior Equity Analyst and Securities Analyst Okay . Great . That's helpful . And then on the other segments, on the decrementals, pretty much good performance there across the board . Everything is under 30% . The Seating dropped from the 30 s in the first quarter to 18 % in the second quarter . And Body Exteriors & Structures stayed fairly constant in the mid - 20 s, but then Power & Vision, just about doubled from 15 % to about 28% . And I recognize that Seating is more of a less -- or a less capital - intensive business . On a high - level basis, just looking at the different segments, and given the entrepreneurial spirit of the company, I mean, the Seating performed better in the second quarter because of the individual plants doing more cost - cutting versus the other segments? Or can you kind of just go through what's the difference there between the segments that drove the different kind of performances there? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, I think the first thing you got to remember, Richard, is that the level of capital intensity by segment is different . So you're going to have different decrementals and incrementals as sales move around . In our commentary as well as we kind of come through our MD&A, there are some items that are impacting segments that are not COVID related . If I think about our Body Exteriors & Structures group, I'd say there's probably a couple of things that kind of stand out, a couple of things just balance each other out . But last year was a heavy launch year for this group, and there was some more tooling contribution last year than there was this year . So that's a negative if you look at it on a year - over - year basis . I'm not looking at sequentially, but I'm looking year - over - year . We did talk about some provisions for some customer claims . And we have -- they're plus and minus every quarter . They're more significant than what they would typically be, and they're sitting in our Body Exteriors & Structures group, so that's a negative which is going to impact overall decremental margins . In our Power & Vision Group, when I think about kind of decrementals other than COVID, we talked about social security taxes, a difference in our view on consultants and whether they're employees or independent contractors, and we booked a provision for social security taxes, which amounted about $ 15 million in the quarter, which is reflected in our Power & Vision group, it's our electronics group . So that's one thing that impacted us . And warranty was a little higher this quarter versus the prior year quarter . I think in Seating ... Louis Tonelli - Magna International Inc. - VP of IR And equity income . AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. 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Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes equity income, thanks, Louis . I think in Seating, what you're seeing is some continued progress on some of the underperforming operations . And then we were struggling last year, an action plan was put in place . Even with reduced volumes, we're seeing some improved performance, which is what we were expecting, what the team is focused on that . I think that covers some of the kind of unusual type items that are impacting decrementals . And that's just a focus everyone's having on the cost structures across the organization, which is having a positive impact on profitability . Louis Tonelli - Magna International Inc. - VP of IR And Seating also was launching the business, the BMW business in Europe . So you got normal pull - through on the launch that's offsetting the COVID impact . Richard J. Hilgert - Morningstar Inc., Research Division - Senior Equity Analyst and Securities Analyst Okay . Great . And then given the guidance for the second half, I'm assuming that where we're looking at where the different segments have opportunity to improve, it looks like then Body Exteriors & Structures, Power & Vision would be the ones that probably improve in the second half versus the Seating and Complete Vehicles? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO We're not providing details by -- in terms of improvements in the back half by segment, Richard, sorry. Operator We do have 1 more question in the queue from the line of Michael Glen with Raymond James. Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay . Guys, could you just give an update on GETRAG in terms of what you're seeing from the hybrid transmission product? And as we think about a lot more fully electric product coming to market, will that have some implications for customer demand on the hybrid side? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Swamy, do you want to take that? Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes, Vince . I think as we're talking about the NAV credits and how China is looking at it in terms of including hybrids in the credit side, I think it will be a positive influence, we believe . In addition to the e - drives and looking at DCTs going to the hybrid dual - clutch transmissions and the product of the DHT in the future, we see that as a positive trend for the product line in China . When I say that for transmissions, whether it's JVs or overall in general for the product line of transmission for us . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay. And are you able to give some commentary on Europe as well? What you're seeing there? AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - President and President of Magna Power & Vision Yes . In terms of the -- specifically to this, I'm assuming, and I think Vince has mentioned in the past, we have seen pretty good progress and traction in terms of the product line, in terms of transmissions, not just DCTs but also the HDT part of it, which is the hybrid transmissions, and there is some good activity with customers, even on the next generation, which is the DHT I talked about . So definitely much higher traction and interest in several programs in Europe as we speak . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO You recall, Glen -- Michael, that at our Investor Day, we talked about a couple of programs in Europe on the HDT side. So it's g oing well. Operator Thank you very much. Mr. Walker, we have no further questions on the line. I'll turn it back to you. Donald James Walker - Magna International Inc. - CEO & Director Okay . We appreciate everybody dialing in this morning . It's been a very interesting year to say the least . And Q 2 is a complicated quarter from a reporting standpoint . But overall, I'm fairly optimistic . We've had some -- continue to have good activities, and we believe results in our innovation activities, both on the product and the process . We're making good headway in our world - class manufacturing, reducing the number of losing divisions and launch concerns . We have continued with the big priorities within the company . Sustainability is a big push in the company, our diversity inclusion activities . The restart has gone extremely well, as we talked about . The launches seem to be going well . We have had to make some tough decisions, but that's business, and we'll be getting some payback on that . So overall, I'm really happy with the efforts and the cooperation we saw throughout the company in a very difficult time, trying to keep people safe and comfortable working, also on the execution of everything we're doing . So I'm really looking forward to seeing what the future brings in the area of new mobility, whether it's new customers or new products or new revenue models . So thanks, everybody, for tuning in, and hope you have a great day . Operator Thank you very much, and thank you, everyone. That does conclude the conference call for today. We thank you for your partici pat ion. Please disconnect your lines. Have a good day, everyone, and be safe. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2020 , Thomson Reuters . All Rights Reserved . AUGUST 07, 2020 / 12:00PM, MG.TO - Q2 2020 Magna International Inc Earnings Call 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.